ISSUED ON BEHALF OF RELX PLC

1 July 2016

TOTAL VOTING RIGHTS

As at 1 July 2016, RELX PLC’s capital consists of 1,177,025,890 ordinary shares of 14 51/116 pence each. RELX PLC holds 85,804,830 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,091,221,060 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.